SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*

OceanFreight Inc.
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(Name of Issuer)

Common Stock, par value $0.01
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(Title of Class of Securities)

Y64202 115
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(CUSIP Number)

Antonis Kandylidis
c/o OceanFreight Inc.
80 Kifissias Avenue
GR – 151 25 Amaroussion
Athens, Greece
011-(30) 210 614 0283
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2011
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(Date of Event which Requires Filing of This Statement)

If the filing person has  previously filed a statement on Schedule 13G to report the  acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

__________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y64202 115

1.           NAME OF REPORTING PERSONS
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

 Antonis Kandylidis

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3.          SEC USE ONLY

4.          SOURCE OF FUNDS
 AF, OO

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
 PURSUANT TO ITEMS 2(d) OR 2(e)
[_]

6.          CITIZENSHIP OR PLACE OF ORGANIZATION

 Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.          SOLE VOTING POWER

 0

8.           SHARED VOTING POWER

60,017,141

9.           SOLE DISPOSITIVE POWER

0

10.         SHARED DISPOSITIVE POWER

60,017,141

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

60,017,141

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[_]

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

50.5%

14.         TYPE OF REPORTING PERSON

IN

CUSIP No.   Y64202 115

1.           NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Basset Holdings Inc.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS

WC

5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)
[_]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER

0

8.           SHARED VOTING POWER

17,333,333

9.           SOLE DISPOSITIVE POWER

0

10.           SHARED DISPOSITIVE POWER

17,333,333

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

17,333,333

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[_]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

14.6%

14.           TYPE OF REPORTING PERSON

CO

CUSIP No.   Y64202 115

1.           NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Steel Wheel Investments Limited

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS
OO

5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)
[_]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER

0

8.           SHARED VOTING POWER

7,026,666

9.           SOLE DISPOSITIVE POWER

0

10.           SHARED DISPOSITIVE POWER

7,026,666

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

7,026,666

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.9%

14.           TYPE OF REPORTING PERSON

CO

CUSIP No.   Y64202 115

1.           NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Haywood Finance Limited

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS
OO

5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)
[_]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER

0

8.           SHARED VOTING POWER

35,657,142

9.           SOLE DISPOSITIVE POWER

0

10.           SHARED DISPOSITIVE POWER

35,657,142

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

35,657,142

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[_]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

30.0%

14.           TYPE OF REPORTING PERSON

CO

CUSIP No.   Y64202 115

The purpose of this Amendment No. 5 to Schedule 13D is to report the increase in beneficial ownership by certain Reporting Persons as a result of the acquisition of OceanFreight Inc.'s common stock pursuant to two share purchase agreements described in Item 6.
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Item 1.  Security and Issuer.

The name of the issuer is OceanFreight Inc., a Marshall Islands corporation (the "Issuer"). The address of the Issuer's principal executive offices is 80 Kifissias Avenue, GR - 151 25 Amaroussion, Athens, Greece. This Schedule 13D/A relates to shares of the Issuer's common stock, par value $0.01 per share (the "Shares").
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Item 2.  Identity and Background.

(a-c)  This Schedule 13D is being filed by Basset Holdings Inc., a Marshall Islands corporation ("Basset"), Steel Wheel Investments Limited, a Marshall Islands corporation ("Steel Wheel"), Haywood Finance Limited, a Marshall Islands corporation ("Haywood"), and Mr. Antonis Kandylidis ("Mr. Kandylidis" and together with Basset, Steel Wheel and Haywood collectively, the "Reporting Persons").

The principal business address of the Reporting Persons is:

c/o OceanFreight Inc.
80 Kifissias Avenue
GR – 151 25 Amaroussion
Athens, Greece

The principal business of Basset, Steel Wheel and Haywood is to serve as private investment vehicles. The principal occupation of Mr. Kandylidis is to serve as the Chief Executive Officer and a Director of the Issuer.

Basset, Steel Wheel and Haywood are wholly-owned by Mr. Kandylidis. Mr. Kandylidis is responsible for making investment decisions with respect to Basset, Steel Wheel and Haywood and, as a result, Mr. Kandylidis may be deemed to control such entities. Accordingly, Mr. Kandylidis may be deemed to have a beneficial interest in the Shares held by Basset, Steel Wheel and Haywood by virtue of his indirect control of those entities' power to vote and/or dispose of the Shares. Mr. Kandylidis disclaims beneficial ownership of the Shares except to the extent of his respective pecuniary interest, if any, therein.

Mr. Ioannis Cleanthous is the sole director of both Basset and Steel Wheel.  Basset and Steel Wheel do not have any executive officers.  Mr. Cleanthous' principal business address is c/o Savvas D. Georghiades Law Office, Tribune House, 10, Skopa Street, CY-1075 Nicosia, P.O. Box 24736, Nicosia CY-1303.  Mr. Cleanthous is a citizen of Cyprus.

Mare Services Limited, a Malta company ("Mare"), serves as the Secretary of Haywood and Dr. Adriano Cefai ("Dr. Cefai") serves as the President and Treasurer of Haywood.  The principal business address of Mare and Dr. Cefai are 5/1 Merchants Street, Valletta, Malta and 5/2 Merchants Street, Valletta, Malta, respectively. Dr. Cefai is a citizen of Malta.

(d), (e)  None of the persons named in this Item 2, including the Reporting Persons, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The citizenship of each Reporting Person is as follows:

Basset: Marshall Islands corporation;

Steel Wheel: Marshall Islands corporation;

Haywood: Marshall Islands corporation; and

Mr. Kandylidis: Citizen of Greece.

Item 3.  Source and Amount of Funds or Other Consideration.

The 17,333,333 Shares held in the account of Basset were purchased for an aggregate purchase price of $20.5 million, which represented a portion of the working capital of Basset.

The 7,026,666 Shares held in the account of Steel Wheel were issued pursuant to the Issuer's equity incentive plans and as compensation for certain business development services.  No additional consideration was paid for these Shares.

The 35,657,142 Shares held in the account of Haywood were received as compensation in connection with the sale to the Issuer of two wholly-owned subsidiaries of Haywood that own shipbuilding contracts for two 206,000 deadweight ton ("dwt") Very Large Ore Carriers ("VLOC's").
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Item 4.  Purpose of Transaction.

The Reporting Persons have acquired their Shares for investment purposes. The Reporting Persons evaluate their investment in the Shares on a continual basis.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Mr. Kandylidis, one of the Reporting Persons and the Chief Executive Officer and a Director of the Issuer, may be deemed to control the management and policies of the Issuer.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons also reserve the right to effect transactions that would change the number of Shares it may be deemed to beneficially own.  The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.
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Item 5.  Interest in Securities of the Issuer.

(a), (b)  According to American Stock Transfer & Trust Company, the Issuer's transfer agent, there were 118,923,797 Shares outstanding as of April 5, 2011.  Based on such information, the Reporting Persons report beneficial ownership of the following Shares:

Antonis Kandylidis may be deemed to be the beneficial owner of 60,017,141 Shares representing 50.5% of the Issuer's outstanding Shares.  Mr. Kandylidis has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 60,017,141 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 60,017,141 Shares.

Basset may be deemed to be the beneficial owner of 17,333,333 Shares representing 14.6% of the Issuer's outstanding Shares.  Basset has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 17,333,333 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 17,333,333 Shares.

Steel Wheel may be deemed to be the beneficial owner of 7,026,666 Shares representing 5.9% of the Issuer's outstanding Shares.  Steel Wheel has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,026,666 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,026,666 Shares.

Haywood may be deemed to be the beneficial owner of 35,657,142 Shares representing 30.0% of the Issuer's outstanding Shares.  Haywood has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 35,657,142 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 35,657,142 Shares.

(c)  No transactions in the Shares, other than as described herein, were effected by the persons enumerated in Item 2 during the past 60 days.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e)  Not applicable.
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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to two share purchase agreements (the "Share Purchase Agreements") each between the Issuer and Haywood and dated as of April 1, 2011, Haywood sold to the Issuer all of the issued and outstanding capital stock of two of its wholly-owned subsidiaries that own shipbuilding contracts for two 206,000 dwt VLOC's in exchange for 35,657,142 Shares. The number of Shares Haywood received as consideration in this transaction was based on a price of $0.70 per Share, which was the closing price of the Shares on March 25, 2011.  The Share Purchase Agreements are attached hereto as Exhibits B and C.

Other than as described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Company.
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Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly

Exhibit B: Share purchase agreement between the Issuer and Haywood dated as of April 1, 2011.

Exhibit C: Share purchase agreement between the Issuer and Haywood dated as of April 1, 2011.
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this statement is true, complete and correct.

April 11, 2011

/s/ Antonis Kandylidis*
Antonis Kandylidis

BASSET HOLDINGS INC.

BY: /s/ Ioannis Cleanthous
Name:   Ioannis Cleanthous
Title:     Sole Director

STEEL WHEEL INVESTMENTS LIMITED

BY: /s/ Ioannis Cleanthous
Name:   Ioannis Cleanthous
Title:     Sole Director

HAYWOOD FINANCE LIMITED

BY: /s/ Adriano Cefai
Name:   Adriano Cefai
Title:     President and Treasurer

* The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of OceanFreight Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

April 11, 2011

/s/ Antonis Kandylidis
Antonis Kandylidis

BASSET HOLDINGS INC.

BY: /s/ Ioannis Cleanthous
Name:   Ioannis Cleanthous
Title:  Sole Director

STEEL WHEEL INVESTMENTS LIMITED

BY: /s/ Ioannis Cleanthous
Name:   Ioannis Cleanthous
Title:  Sole Director

HAYWOOD FINANCE LIMITED

BY: /s/ Adriano Cefai
Name:   Adriano Cefai
Title:     President and Treasurer

EXHIBIT B

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement ("Agreement"), dated as of 1st of April 2011, is made by and between OCEANFREIGHT INC., a corporation organized under the laws of the Republic of the Marshall Islands ("Buyer"), and HAYWOOD FINANCE LIMITED, a corporation organized under the laws of the Republic of the Marshall Islands (the "Seller").

RECITALS

WHEREAS, the Seller directly owns shares, constituting all of the issued and outstanding capital stock of AMAZON SHAREHOLDERS LIMITED, a corporation organized under the laws of the Republic of the Marshall Islands ("Amazon Shareholders"), which in turn is the direct owner of all of the issued and outstanding capital stock of AMAZON OWNING COMPANY LIMITED, a corporation organized under the laws of the Republic of the Marshall Islands (the "Owner");

WHEREAS, the Owner has purchased a 206,000 dwt Very Large Ore Carrier (VLOC) identified as Hull 1239 (the "Vessel"), currently under construction at Shanghai Jiangnan-Changxing Shipbuilding Company Limited (the "Yard"), pursuant to a Shipbuilding Contract dated 17th May 2010, as amended, made by and among the Yard and China Shipbuilding Trading Company Limited as seller (the "Builder") and the Owner as purchaser (the "Shipbuilding Contract");

WHEREAS, Seller wishes to sell and Buyer wishes to buy, all of the issued outstanding capital stock of Amazon Shareholders (the "Shares"), on the terms and conditions contained herein;

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements stated herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in (a) the preamble, (b) the recitals, (c) this Article I or (d) elsewhere in this Agreement, as the case may be:

Claim means any claim, demand, assessment, judgment, order, decree, action, cause of action, litigation, suit, investigation or other Proceeding.

Companies means Amazon Shareholders Limited and Amazon Owning Company Limited.

Constitutional Documents means all constituent documents of the Seller and each of the Companies, including their respective Articles of Incorporation and By-Laws.

Contract means any loan or credit agreement, note, bond, mortgage, indenture, lease, sublease, purchase order or other agreement, commitment, instrument, permit, concession, franchise or license, written or oral.

Corporate Records means (a) the Constitutional Documents of the Companies; and (b) all minutes of meetings and resolutions of stockholders and directors of the Companies.

Governmental Body means any (a) nation, state, country, city, town, village, district, or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), (d) multinational governmental organization or body, or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

Laws means all statutes, treaties, codes, ordinances, decrees, rules, regulations, municipal bylaws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies, certificates, codes, licenses, permits, approvals, guidelines, voluntary restraints, inspection reports, or any provisions of such laws, including general principles of common law and equity and the requirements of all Governmental Bodies, binding or affecting the Person referred to in the context in which such word is used; and "Law" means any one of them.

Lien means (whether the same is consensual or nonconsensual or arises by contract, operation of law, legal process or otherwise): (i) any mortgage, lien, security interest, pledge, attachment, levy or other charge or encumbrance of any kind thereupon or in respect thereof; or (ii) any other arrangement under which the same is transferred, sequestered or otherwise identified with the intention of subjecting the same to, or making the same available for, the payment or performance of any liability in priority to the payment of the ordinary, unsecured creditors, and which under applicable law has the foregoing effect, including any adverse Claim.

Orders means judgments, writs, decrees, compliance agreements, injunctions, rules, awards, settlement agreements or orders of any Governmental Body or arbitrator.

Person means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.

Proceeding means an action, suit, litigation, claim, investigation, legal, administrative or arbitration proceeding.

ARTICLE II

PURCHASE OF SHARES; CLOSING

Section 2.1  Purchase of Shares. Upon the terms and subject to the conditions of this Agreement, and on the basis of the representations and warranties hereinafter set forth, the Seller agrees to sell, transfer, convey, assign and deliver to the Buyer, and the Buyer agrees to acquire and buy from the Seller, the Shares, free and clear of all Liens.

Section 2.2  Closing. To be mutually agreed between the Seller and the Buyer.

Section 2.3  Purchase Price. The purchase price for the Shares that shall be paid to the Sellers on the Closing Date shall consist of an amount 17,828,571 common shares of the Buyer.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

The Seller hereby represents and warrants to the Buyer on the date hereof and as of the Closing Date as follows:

Section 3.1  Organization of the Seller.  (a) The Seller is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted.

Section 3.2  Organization of the Companies.  (a) Each of the Companies is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted.  (b) The Seller has heretofore delivered to the Buyer complete and correct copies of the Constitutional Documents of the Companies as currently in effect and the other Corporate Records.  The Corporate Records are accurate in all material respects and all corporate proceedings and actions reflected therein have been conducted or taken in compliance with all applicable Laws and in compliance with the Constitutional Documents. None of the Companies is in default under or in violation of its Constitutional Documents.

Section 3.3  Authority of the Seller.  (a) The Seller has full legal capacity, right, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby; (b) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action taken on the part of the Seller and no other corporate proceedings on the part of the Seller is necessary to authorize this Agreement or to consummate the transactions contemplated hereby; and (c) that this Agreement has been duly and validly executed and delivered by the Seller and constitutes a valid and binding obligation of the Seller, enforceable against it in accordance with its terms.

Section 3.4  Consents and Approvals; No Violation, With Respect to the Seller.  Neither the execution and delivery of this Agreement by the Seller nor the consummation of the transactions contemplated by this Agreement will (a) conflict with or result in any breach of any provision of Constitutional Documents of the Seller; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Body other than those that have been made or obtained; (c) result in a default (or give rise to any right of amendment, termination, cancellation, consent, acceleration or loss of a material benefit) under the terms, conditions or provisions of any Contract, instrument or other obligation to which the Seller or any of its assets may be bound, except in such cases where the requisite waivers or consents have been obtained; (d) result in the creation of any Lien upon any of the properties or assets of the Seller under the terms, conditions or provisions of any Contract, instrument or other obligation to which the Seller or any of its assets may be bound or affected; or (e) violate any Law or Order applicable to the Seller or its assets.

Section 3.5  Consents and Approvals; No Violation, With Respect to the Companies.  Neither the execution and delivery of this Agreement by the Seller nor the consummation of the transactions contemplated by this Agreement will (a) conflict with or result in any breach of any provision of the Constitutional Documents of the Companies; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Body other than those that have been made or obtained; (c) result in a default (or give rise to any right of amendment, termination, cancellation, consent, acceleration or loss of a material benefit) under the terms, conditions or provisions of any Contract, instrument or other obligation to which the Companies or any of their assets may be bound, except in such cases where the requisite waivers or consents have been obtained; (d) result in the creation of any Lien upon any of the properties or assets of the Companies under the terms, conditions or provisions of any Contract, instrument or other obligation to which the Companies or any of their assets may be bound or affected; or (e) violate any Law or Order applicable to the Companies or their assets.

Section 3.6  Capitalization.  (a) Schedule 3.6 sets forth the amount of authorized capital stock and the amount of the issued and outstanding shares of capital stock of the Companies.  The Shares constitute all of the issued and outstanding common shares of Amazon Shareowners; all such common shares are duly authorized, validly issued, fully paid and non-assessable and are owned legally and beneficially by the Seller, as set forth on Schedule 3.6.  Other than this Agreement, there is no subscription, option, warrant, preemptive right, call right or other right, agreement or commitment of any nature relating to the voting, issuance, sale, delivery or transfer (including any right of conversion or exchange under any outstanding security or other instruments) by the Seller of the Shares, and there is no obligation on the part of the Seller to grant, extend or enter into any of the foregoing.

(b)  Amazon Shareholders is the legal and beneficial owner of all of the issued and outstanding shares of the Owner; all such common shares are duly authorized, validly issued, fully paid and non-assessable.  There is no subscription, option, warrant, preemptive right, call right or other right, agreement or commitment of any nature relating to the voting, issuance, sale, delivery or transfer (including any right of conversion or exchange under any outstanding security or other instruments) by Amazon Shareholders of the shares of the Owner and there is no obligation on the part of Amazon Shareholders to grant, extend or enter into any of the foregoing.  Amazon Shareholders does not, directly or indirectly, own any capital stock of or other equity interest in any Person other than as set forth on Schedule 3.6.

Section 3.7  Ownership of Purchased Shares.  The Seller owns and holds the Shares free and clear of all Liens or other limitations affecting the Seller's ability to vote such shares or to transfer such shares to the Buyer. At the Closing, the Seller will transfer, assign and transmit good and marketable title to and deliver the Shares to the Buyer, free and clear of all Liens.

Section 3.8  Ownership of the Shares of the Owner.  (a) Amazon Shareholders owns and holds the shares of the Owner free and clear of all Liens or other limitations affecting Amazon Shareholder's ability to vote such shares or to transfer such shares. At the Closing, the shares of the Owner will be free and clear of all Liens.

Section 3.9  Financial Statements. Set forth as Schedule 3.9 are the management financial statements of Amazon Shareholders as of December 31, 2010.

Section 3.10  No Undisclosed Liabilities. Except as set forth on Schedule 3.10, none of the Companies will have any Liabilities at Closing.

Section 3.11  Contracts.  (a) All Contracts to which the Companies, or any of them, is a party or bound by, is set forth on Schedule 3.11 and there is not, under any Contract, any default or event which, with notice or lapse of time, or both, would constitute a material default on the part of any of the parties thereto, except such events of default and other events as to which requisite waivers or consents have been obtained, and all such Contracts are in full force and effect, constitute the legal and binding obligations of the respective parties thereto, and have not been modified or amended, except as set forth on Schedule 3.11, and true and correct copies of such Contracts are appended thereto.

(b)  All amounts due as of the date hereof under the Shipbuilding Contract and any related supervision or other ancillary agreements have been paid.

(c)  To the best knowledge of the Seller, no counterparty to any Contract to which the Companies, or any of them, is a party is in default under any such Contract.

Section 3.12  No Other Business. (a) Amazon Shareholders has not conducted any business other than the ownership of the Owner; and (b) the Owner has not conducted any business other than the purchase of Hull 1239.

Section 3.13  Proceedings With Respect to the Seller. There is no Claim or Proceeding which is pending, or to the knowledge of the Seller, there is no Claim or Proceeding threatened in writing, against or relating to the Seller, before any Governmental Body nor is the Seller subject to or bound by any outstanding Order.

Section 3.14  Proceedings With Respect to the Companies.  There is no Claim or Proceeding which is pending, or to the knowledge of the Sellers, there is no Claim or Proceeding threatened in writing, against or relating to the Companies, or any of them, before any Governmental Body and none of the Companies is subject to or bound by any outstanding Order.

Section 3.15  No Unlawful Payments. None of the Companies, nor any director, shareholder, officer, agent, employee or other person associated with or acting on behalf of the Companies, has: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or (iii) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any supplier, customer, licensor, contractor, politician, government employee or other Person.

Section 3.16  Bank Accounts. Schedule 3.16 sets forth a complete and accurate list of all bank accounts, savings deposits, money-market accounts, certificates of deposit, safety deposit boxes, and similar investment accounts with banks or other financial institutions maintained by or on behalf of the Companies showing the depository bank or institution address, appropriate bank contact personnel, account number and names of signatories.

Section 3.17  Full Disclosure. No representation or warranty by the Seller in this Agreement and no statement contained in any document or other writing furnished or to be furnished to the Buyer pursuant to the provisions hereof, when considered with all other such documents or writings, contain or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary in order to make the statements made herein or therein not misleading.

Section 3.18  Accredited Investor. The Seller and any nominee thereof is an "Accredited Investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933, as amended (the "Securities Act").

Section 3.19  Acquiring Shares for Own Account. The Seller and any nominee thereof is acquiring the Shares from the Company for its own account solely for the purpose of investment and without a view to any resale or other distribution thereof in violation of the Securities Act of 1933, as amended.

Section 3.20  Knowledge in Business. The Seller and any nominee thereof has sufficient knowledge and experience in business, financial and investment matters so as to be able to evaluate the risks and merits of its investment in the Buyer and it is able financially to bear the risks thereof.

Section 3.21  No General Solicitation. Neither the Seller nor any nominee thereof has been offered any Shares by any means of general solicitation or advertising, including any of the following:

(a)  any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio, or

(b)  any seminar or meeting whose attendees have been invited by general solicitation or advertising.

Section 3.22  Access to Information. The Seller and any nominee thereof had access to such information regarding the Buyer and its affairs as is necessary to enable it to evaluate the merits and risks of an investment in the Shares.

Section 3.23  Purchaser Acknowledgement. The Seller and any nominee thereof acknowledges that (i) the Shares are "restricted securities," as defined in Rule 144 under the Securities Act, (ii) a stop transfer order will be in effect and (iii) the Shares cannot not be sold, transferred, pledged or hypothecated in the absence of an effective registration statement for such securities under the Securities Act or an opinion of counsel satisfactory to the Buyer that registration is not required under the Securities Act.

Section 3.24  Holding Period. Seller, or its nominee, as the case may be, will hold the Shares subject to all of the applicable provisions of the Securities Act and the rules and regulations promulgated thereunder and will not at any time make any sale, transfer or other exchange thereof in contravention of the Securities Act or such rules and regulations, or any applicable state securities or "blue sky" laws.

Section 3.25  Restrictive Legend. Buyer has made the Seller aware that a legend will be placed on the share certificates stating that the Shares have not been registered under the Securities Act and referring to the restrictions on transferability and sale of the Shares.

Section 3.26  Each certificate for the Shares shall have conspicuously written, printed, typed or stamped upon the face thereof, or upon the reverse thereof with a conspicuous reference on the face thereof, the following legend:

Section 3.27  "THE SHARES OF COMMON STOCK REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED."

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Sellers as of the date hereof and as of the Closing Date as follows:

Section 4.1  Organization.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the Republic the Marshall Islands and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted.

Section 4.2  Authority.  (a) Buyer has the full legal capacity, right, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby; (b) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action taken on the part of the Buyer and no other corporate proceedings on the part of the Buyer is necessary to authorize this Agreement or to consummate the transactions contemplated hereby; and (c) this Agreement has been duly and validly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

Section 4.3  Consents and Approvals; No Violation.  Neither the execution and delivery of this Agreement by Buyer, nor the consummation of the transactions contemplated by this Agreement, nor the performance by Buyer of its obligations under this Agreement will (a) conflict with or result in any breach of any provision of the corporate organizational documents of the Buyer; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Body other than those which have been made or obtained; or (c) result in a default (or give rise to any right of termination, cancellation, consent or acceleration) under any of the terms, conditions or provisions of any Contract to which Buyer is a party or by which its assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained; or (d) violate any Order or Law applicable to Buyer or any of its assets.

Section 4.4  Validity. There is no investigation, claim, proceeding or litigation of any type pending or, threatened to which Buyer is a party that (i) relates, or may relate, to the validity or enforceability of any of the Buyer's obligations under this Agreement or (ii) seeks (or reasonably might be expected to seek) (A) to prevent or delay the consummation by the Buyer of the transactions contemplated by this Agreement or (B) damages in connection with any such consummation.

Section 4.5  OceanFreight Shares.  At the Closing, the Buyer shall deliver 17,828,571 common shares of the Buyer and which such shares of Buyer common stock shall be issued free and clear of all Liens.

ARTICLE V

COVENANTS

Section 5.1  Conduct of Business Pending Closing.  Buyer and Seller agree that between the date of the execution of this Agreement and the Closing Date, (i) the Seller shall conduct the business and maintain and preserve the assets of the Seller in the ordinary course of business; (ii) the Buyer and the Seller shall use their reasonable efforts to cause all of the representations and warranties in Article III hereof to continue to be true and correct; and (iii) none of the Companies shall incur any debt without the Buyer's prior written approval.

Section 5.2  Further Assurances.  The Seller shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered to the Buyer such assignments or other instruments of transfer, assignment and conveyance, in form and substance reasonably satisfactory to Buyer, as shall be necessary to vest in Buyer all of the right, title and interest in and to the Shares undertaken to be sold to Buyer by the Seller pursuant to this Agreement, free and clear of all Liens, debts, dues and duties of whatsoever nature, and any other document reasonably requested by the Buyer in connection with this Agreement.

Section 5.3  Governmental Filings.  As promptly as practicable after the execution of this Agreement, each party shall, in cooperation with the other, file any reports or notifications that may be required to be filed by it under applicable law, if any.

Section 5.4  Further Consents.  After the Closing Date, the Seller shall obtain any consents or approvals or assist in any filings reasonably required in connection with the transactions contemplated hereby that are requested by Buyer and that have not been previously obtained or made.

Section 5.5  Public Announcements.  Neither party shall, without the prior approval of the other party, issue, or permit any of its partners, stockholders, directors, officers, employees, members, managers, agents to issue, any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby, except as may be required by Law or any Governmental Body to which the relevant party is accountable.

ARTICLE VI

INDEMNIFICATION

Section 6.1  Seller's Indemnity Obligations.  The Seller agrees to indemnify the Buyer against, and hold the Buyer harmless from and against, any amounts that arise from, are based on or relate or otherwise are attributable to (a) any error, inaccuracy, breach or misrepresentation in any of the representations and warranties made by or on behalf of the Seller in this Agreement, (b) any violation or breach by the Seller of or default by the Seller under the terms of this Agreement.  Buyer shall be entitled to recover its reasonable and necessary attorneys' fees and litigation expenses incurred in connection with successful enforcement of its rights under this Section 6.1.

Section 6.2  Buyer's Indemnity Obligations.  Buyer shall indemnify the Seller against, and hold the Seller harmless from and against, any and all amounts that arise from, are based on or relate or otherwise are attributable to (a) any error, inaccuracy, breach or misrepresentation in any of the representations and warranties made by or on behalf of the Buyer in this Agreement, (b) any violation or breach by the Buyer of or default by Buyer under the terms of this Agreement. The Seller shall be entitled to recover its reasonable and necessary attorneys' fees and litigation expenses incurred in connection with successful enforcement of its rights under this Section 6.2.

Section 6.3  Survival of Indemnity Obligation.  The rights and duties contained in this Article VI shall survive the Closing.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1  Conditions to Obligations of Buyer.  The obligations of the Buyer to consummate the transactions contemplated herein are subject, at the option of the Buyer, to satisfaction of the following conditions:

(a)  Compliance.  The Seller shall have complied with its covenants and agreements contained herein, and the representations and warranties contained in Article III hereof shall be true and correct in all material respects (except those representations and warranties qualified by materiality shall be true and correct in all respects) on the date hereof and as of the Closing Date.

(b)  Orders, Etc.  No action, suit or proceeding shall have been commenced or shall be pending or threatened, and no statute, rule, regulation or order shall have been enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Body or court that reasonably may be expected to prohibit consummation of the transactions contemplated by this Agreement.

(c)  Consents.  All consents and approvals required in connection with the execution, delivery and performance of this Agreement shall have been obtained.

Section 7.2  Conditions to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated herein are subject, at the option of the Seller, to satisfaction of the following conditions:

(a)  Compliance.  Buyer shall have complied with its covenants and agreements contained herein, and the representations and warranties contained in Article IV hereof shall be true and correct in all material respects (except those representations and warranties qualified by materiality shall be true and correct in all respects) on the date hereof and as of the Closing Date.

(b)  Orders, Etc.  No action, suit or proceeding shall have been commenced or shall be pending or threatened, and no statute, rule, regulation or order shall have been enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Body or court that reasonably may be expected to prohibit consummation of the transactions contemplated by this Agreement.

(c)  Consents.  All consents and approvals required in connection with the execution, delivery and performance of this Agreement shall have been obtained.

(d)  Counter Guarantee. On the Closing Date the Buyer shall deliver to Cardiff Marine Inc. a counter guarantee substantially in the form attached as Appendix A hereto in relation to the Payment Guarantee issued by Cardiff Marine Inc. to the Builder and dated 12th June 2010 guaranteeing the performance of the Owner under the Shipbuilding Contract.

ARTICLE VIII

TERMINATION

Section 8.1  Grounds for Termination.   This Agreement may be terminated at any time prior to the Closing Date:

(a)  By the mutual written agreement of the Buyer and the Seller;

(b)  By Buyer if any of the conditions set forth in Section 7.1 hereof shall have become incapable of fulfillment and shall not have been waived by Buyer;

(c)  By the Seller if any of the conditions set forth in Section 7.2 hereof shall have become incapable of fulfillment and shall not have been waived by the Seller;

(d)  By either party by written notice thereof to the other, if the Closing contemplated hereby shall not have been consummated on or before December 31, 2011 or such other date, if any, as the Buyer and the Seller shall agree upon in writing; or

(e)  By the Buyer or the Seller if the consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or Governmental Body having competent jurisdiction enjoining, restraining or otherwise preventing, or awarding substantial damages in connection with, or imposing a material adverse condition upon, the consummation of this Agreement or the transactions contemplated hereby; provided, however, that a party shall not be allowed to exercise any right of termination pursuant to this Section 8.1 if the event giving rise to such termination right shall be due to the negligent or willful failure of the party seeking to terminate this Agreement to perform or observe in any material respect any of the covenants or agreements set forth herein to be performed or observed by such party.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1  Entire Agreement.  This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.  This Agreement may not be modified, amended or terminated except by a written instrument specifically referring to this Agreement signed by all the parties hereto.

Section 9.2  Waivers and Consents.  All waivers and consents given hereunder shall be in writing.  No waiver by any party hereto of any breach or anticipated breach of any provision hereof by any other party shall be deemed a waiver of any other contemporaneous, preceding or succeeding breach or anticipated breach, whether or not similar.  Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement.

Section 9.3  Notices.   All notices and other communications hereunder shall be in writing and shall be deemed to have been received only if and when (a) personally delivered, (b) on the fifth day after mailing, by mail, first class, postage prepaid or by certified mail return receipt requested, addressed in each case as follows (or to such other address as may be specified by like notice), (c) at the time receipt is acknowledged when delivered by private mail or courier service or (d) received by facsimile at the phone number listed below:

(a)  If to Buyer to:

c/o Poles Tublin Stratakis & Gonzalez
46 Trinity Place
New York, NY 10006
Tel: +1 212 943 0110
Fax: +1 212 269 9875

(b)  If to Seller to:

c/o Cefai & Associates
5/2 Merchant Street, Valletta
Malta VLT 10

Section 9.4  Assignments, Successors and No Third-Party Rights.   No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party; provided that the Buyer may assign its rights hereunder to any wholly-owned subsidiary. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties.

Section 9.5  Choice of Law; Resolution of Disputes.   This Agreement shall be governed by and construed under the laws of the State of New York without regard to choice of law principles.  All disputes, differences, controversies or claims arising out of or in connection with this Agreement shall be arbitrated in New York in the following manner.  One arbitrator is to be appointed by each of the parties hereto and the two appointed arbitrators shall appoint a third arbitrator.  Their decision or that of any two of them shall be final.  The arbitrators shall be commercial persons, conversant with shipping matters.  Such arbitration is to be conducted in accordance with the rules and on the terms current at the time when the arbitration proceedings are commenced and in accordance with the Society of Maritime Arbitrators, Inc.

Section 9.6  Construction; Section Headings.   The language used in this Agreement shall be deemed to be the language the parties hereto have chosen to express their mutual intent, and no rule of strict construction will be applied against any party hereto.  The section headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

Section 9.7  Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.

Section 9.8  Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

For the Buyers

By:   /s/ Demetris Nenes
Name: Demetris Nenes
Title:   Attorney-in-fact

For the Seller
By: /s/ Dr. Clarissa Cefai
Dr. Clarisa Cefai
Director
MARE SERVICES LIMITED
5/1 MERCHANTS STREET
VALLETA VLT 1171
Title:   Sole Director

EXHIBIT C

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement ("Agreement"), dated as of 1st of April 2011, is made by and between OCEANFREIGHT INC., a corporation organized under the laws of the Republic of the Marshall Islands ("Buyer"), and HAYWOOD FINANCE LIMITED, a corporation organized under the laws of the Republic of the Marshall Islands (the "Seller").

RECITALS

WHEREAS, the Seller directly owns shares, constituting all of the issued and outstanding capital stock of PASIFAI SHAREHOLDERS LIMITED, a corporation organized under the laws of the Republic of the Marshall Islands ("Pasifai Shareholders"), which in turn is the direct owner of all of the issued and outstanding capital stock of PASIFAI OWNING COMPANY LIMITED, a corporation organized under the laws of the Republic of the Marshall Islands (the "Owner");

WHEREAS, the Owner has purchased a 206,000 dwt Very Large Ore Carrier (VLOC) identified as Hull 1240 (the "Vessel"), currently under construction at Shanghai Jiangnan-Changxing Shipbuilding Company Limited (the "Yard"), pursuant to a Shipbuilding Contract dated 17th May 2010, as amended, made by and among the Yard and China Shipbuilding Trading Company Limited as seller (the "Builder") and the Owner as purchaser (the "Shipbuilding Contract");

WHEREAS, Seller wishes to sell and Buyer wishes to buy, all of the issued outstanding capital stock of Pasifai Shareholders (the "Shares"), on the terms and conditions contained herein;

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements stated herein, the parties agree as follows:

ARTICLE X

DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in (a) the preamble, (b) the recitals, (c) this Article I or (d) elsewhere in this Agreement, as the case may be:

Claim means any claim, demand, assessment, judgment, order, decree, action, cause of action, litigation, suit, investigation or other Proceeding.

Companies means Pasifai Shareholders and Pasifai Owning Company Limited.

Constitutional Documents means all constituent documents of the Seller and each of the Companies, including their respective Articles of Incorporation and By-Laws.

Contract means any loan or credit agreement, note, bond, mortgage, indenture, lease, sublease, purchase order or other agreement, commitment, instrument, permit, concession, franchise or license, written or oral.

Corporate Records means (a) the Constitutional Documents of the Companies; and (b) all minutes of meetings and resolutions of stockholders and directors of the Companies.

Governmental Body means any (a) nation, state, country, city, town, village, district, or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), (d) multinational governmental organization or body, or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

Laws means all statutes, treaties, codes, ordinances, decrees, rules, regulations, municipal bylaws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies, certificates, codes, licenses, permits, approvals, guidelines, voluntary restraints, inspection reports, or any provisions of such laws, including general principles of common law and equity and the requirements of all Governmental Bodies, binding or affecting the Person referred to in the context in which such word is used; and "Law" means any one of them.

Lien means (whether the same is consensual or nonconsensual or arises by contract, operation of law, legal process or otherwise): (i) any mortgage, lien, security interest, pledge, attachment, levy or other charge or encumbrance of any kind thereupon or in respect thereof; or (ii) any other arrangement under which the same is transferred, sequestered or otherwise identified with the intention of subjecting the same to, or making the same available for, the payment or performance of any liability in priority to the payment of the ordinary, unsecured creditors, and which under applicable law has the foregoing effect, including any adverse Claim.

Orders means judgments, writs, decrees, compliance agreements, injunctions, rules, awards, settlement agreements or orders of any Governmental Body or arbitrator.

Person means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.

Proceeding means an action, suit, litigation, claim, investigation, legal, administrative or arbitration proceeding.

ARTICLE XI

PURCHASE OF SHARES; CLOSING

Section 11.1  Purchase of Shares. Upon the terms and subject to the conditions of this Agreement, and on the basis of the representations and warranties hereinafter set forth, the Seller agrees to sell, transfer, convey, assign and deliver to the Buyer, and the Buyer agrees to acquire and buy from the Seller, the Shares, free and clear of all Liens.

Section 11.2  Closing. To be mutually agreed between the Seller and the Buyer.

Section 11.3  Purchase Price. The purchase price for the Shares that shall be paid to the Sellers on the Closing Date shall consist of an amount 17,828,571 common shares of the Buyer.

ARTICLE XII

REPRESENTATIONS AND WARRANTIES OF SELLER

The Seller hereby represents and warrants to the Buyer on the date hereof and as of the Closing Date as follows:

Section 12.1  Organization of the Seller.  (a) The Seller is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted.

Section 12.2  Organization of the Companies.  (a) Each of the Companies is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted.  (b) The Seller has heretofore delivered to the Buyer complete and correct copies of the Constitutional Documents of the Companies as currently in effect and the other Corporate Records.  The Corporate Records are accurate in all material respects and all corporate proceedings and actions reflected therein have been conducted or taken in compliance with all applicable Laws and in compliance with the Constitutional Documents. None of the Companies is in default under or in violation of its Constitutional Documents.

Section 12.3  Authority of the Seller.  (a) The Seller has full legal capacity, right, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby; (b) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action taken on the part of the Seller and no other corporate proceedings on the part of the Seller is necessary to authorize this Agreement or to consummate the transactions contemplated hereby; and (c) that this Agreement has been duly and validly executed and delivered by the Seller and constitutes a valid and binding obligation of the Seller, enforceable against it in accordance with its terms.

Section 12.4  Consents and Approvals; No Violation, With Respect to the Seller.  Neither the execution and delivery of this Agreement by the Seller nor the consummation of the transactions contemplated by this Agreement will (a) conflict with or result in any breach of any provision of Constitutional Documents of the Seller; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Body other than those that have been made or obtained; (c) result in a default (or give rise to any right of amendment, termination, cancellation, consent, acceleration or loss of a material benefit) under the terms, conditions or provisions of any Contract, instrument or other obligation to which the Seller or any of its assets may be bound, except in such cases where the requisite waivers or consents have been obtained; (d) result in the creation of any Lien upon any of the properties or assets of the Seller under the terms, conditions or provisions of any Contract, instrument or other obligation to which the Seller or any of its assets may be bound or affected; or (e) violate any Law or Order applicable to the Seller or its assets.

Section 12.5  Consents and Approvals; No Violation, With Respect to the Companies.  Neither the execution and delivery of this Agreement by the Seller nor the consummation of the transactions contemplated by this Agreement will (a) conflict with or result in any breach of any provision of the Constitutional Documents of the Companies; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Body other than those that have been made or obtained; (c) result in a default (or give rise to any right of amendment, termination, cancellation, consent, acceleration or loss of a material benefit) under the terms, conditions or provisions of any Contract, instrument or other obligation to which the Companies or any of their assets may be bound, except in such cases where the requisite waivers or consents have been obtained; (d) result in the creation of any Lien upon any of the properties or assets of the Companies under the terms, conditions or provisions of any Contract, instrument or other obligation to which the Companies or any of their assets may be bound or affected; or (e) violate any Law or Order applicable to the Companies or their assets.

Section 12.6  Capitalization.  (a) Schedule 3.6 sets forth the amount of authorized capital stock and the amount of the issued and outstanding shares of capital stock of the Companies.  The Shares constitute all of the issued and outstanding common shares of Pasifai Shareowners; all such common shares are duly authorized, validly issued, fully paid and non-assessable and are owned legally and beneficially by the Seller, as set forth on Schedule 3.6.  Other than this Agreement, there is no subscription, option, warrant, preemptive right, call right or other right, agreement or commitment of any nature relating to the voting, issuance, sale, delivery or transfer (including any right of conversion or exchange under any outstanding security or other instruments) by the Seller of the Shares, and there is no obligation on the part of the Seller to grant, extend or enter into any of the foregoing.

(b)  Pasifai Shareholders is the legal and beneficial owner of all of the issued and outstanding shares of the Owner; all such common shares are duly authorized, validly issued, fully paid and non-assessable.  There is no subscription, option, warrant, preemptive right, call right or other right, agreement or commitment of any nature relating to the voting, issuance, sale, delivery or transfer (including any right of conversion or exchange under any outstanding security or other instruments) by Pasifai Shareholders of the shares of the Owner and there is no obligation on the part of Pasifai Shareholders to grant, extend or enter into any of the foregoing.  Pasifai Shareholders does not, directly or indirectly, own any capital stock of or other equity interest in any Person other than as set forth on Schedule 3.6.

Section 12.7  Ownership of Purchased Shares.  The Seller owns and holds the Shares free and clear of all Liens or other limitations affecting the Seller's ability to vote such shares or to transfer such shares to the Buyer. At the Closing, the Seller will transfer, assign and transmit good and marketable title to and deliver the Shares to the Buyer, free and clear of all Liens.

Section 12.8  Ownership of the Shares of the Owner.  (a) Pasifai Shareholders owns and holds the shares of the Owner free and clear of all Liens or other limitations affecting Pasifai Shareholder's ability to vote such shares or to transfer such shares. At the Closing, the shares of the Owner will be free and clear of all Liens.

Section 12.9  Financial Statements. Set forth as Schedule 3.9 are the management financial statements of Pasifai Shareholders as of December 31, 2010.

Section 12.10  No Undisclosed Liabilities. Except as set forth on Schedule 3.10, none of the Companies will have any Liabilities at Closing.

Section 12.11  Contracts.  (a) All Contracts to which the Companies, or any of them, is a party or bound by, is set forth on Schedule 3.11 and there is not, under any Contract, any default or event which, with notice or lapse of time, or both, would constitute a material default on the part of any of the parties thereto, except such events of default and other events as to which requisite waivers or consents have been obtained, and all such Contracts are in full force and effect, constitute the legal and binding obligations of the respective parties thereto, and have not been modified or amended, except as set forth on Schedule 3.11, and true and correct copies of such Contracts are appended thereto.

(b)  All amounts due as of the date hereof under the Shipbuilding Contract and any related supervision or other ancillary agreements have been paid.

(c)  To the best knowledge of the Seller, no counterparty to any Contract to which the Companies, or any of them, is a party is in default under any such Contract.

Section 12.12  No Other Business. (a) Pasifai Shareholders has not conducted any business other than the ownership of the Owner; and (b) the Owner has not conducted any business other than the purchase of Hull 1240.

Section 12.13  Proceedings With Respect to the Seller. There is no Claim or Proceeding which is pending, or to the knowledge of the Seller, there is no Claim or Proceeding threatened in writing, against or relating to the Seller, before any Governmental Body nor is the Seller subject to or bound by any outstanding Order.

Section 12.14  Proceedings With Respect to the Companies.  There is no Claim or Proceeding which is pending, or to the knowledge of the Sellers, there is no Claim or Proceeding threatened in writing, against or relating to the Companies, or any of them, before any Governmental Body and none of the Companies is subject to or bound by any outstanding Order.

Section 12.15  No Unlawful Payments. None of the Companies, nor any director, shareholder, officer, agent, employee or other person associated with or acting on behalf of the Companies, has: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or (iii) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any supplier, customer, licensor, contractor, politician, government employee or other Person.

Section 12.16  Bank Accounts. Schedule 3.16 sets forth a complete and accurate list of all bank accounts, savings deposits, money-market accounts, certificates of deposit, safety deposit boxes, and similar investment accounts with banks or other financial institutions maintained by or on behalf of the Companies showing the depository bank or institution address, appropriate bank contact personnel, account number and names of signatories.

Section 12.17  Full Disclosure. No representation or warranty by the Seller in this Agreement and no statement contained in any document or other writing furnished or to be furnished to the Buyer pursuant to the provisions hereof, when considered with all other such documents or writings, contain or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary in order to make the statements made herein or therein not misleading.

Section 12.18  Accredited Investor. The Seller and any nominee thereof is an "Accredited Investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933, as amended (the "Securities Act").

Section 12.19  Acquiring Shares for Own Account. The Seller and any nominee thereof is acquiring the Shares from the Company for its own account solely for the purpose of investment and without a view to any resale or other distribution thereof in violation of the Securities Act of 1933, as amended.

Section 12.20  Knowledge in Business. The Seller and any nominee thereof has sufficient knowledge and experience in business, financial and investment matters so as to be able to evaluate the risks and merits of its investment in the Buyer and it is able financially to bear the risks thereof.

Section 12.21  No General Solicitation. Neither the Seller nor any nominee thereof has been offered any Shares by any means of general solicitation or advertising, including any of the following:

(a)  any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio, or

(b)  any seminar or meeting whose attendees have been invited by general solicitation or advertising.

Section 12.22  Access to Information. The Seller and any nominee thereof had access to such information regarding the Buyer and its affairs as is necessary to enable it to evaluate the merits and risks of an investment in the Shares.

Section 12.23  Purchaser Acknowledgement. The Seller and any nominee thereof acknowledges that (i) the Shares are "restricted securities," as defined in Rule 144 under the Securities Act, (ii) a stop transfer order will be in effect and (iii) the Shares cannot not be sold, transferred, pledged or hypothecated in the absence of an effective registration statement for such securities under the Securities Act or an opinion of counsel satisfactory to the Buyer that registration is not required under the Securities Act.

Section 12.24  Holding Period. Seller, or its nominee, as the case may be, will hold the Shares subject to all of the applicable provisions of the Securities Act and the rules and regulations promulgated thereunder and will not at any time make any sale, transfer or other exchange thereof in contravention of the Securities Act or such rules and regulations, or any applicable state securities or "blue sky" laws.

Section 12.25  Restrictive Legend. Buyer has made the Seller aware that a legend will be placed on the share certificates stating that the Shares have not been registered under the Securities Act and referring to the restrictions on transferability and sale of the Shares.

Section 12.26  Each certificate for the Shares shall have conspicuously written, printed, typed or stamped upon the face thereof, or upon the reverse thereof with a conspicuous reference on the face thereof, the following legend:

Section 12.27  "THE SHARES OF COMMON STOCK REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED."

ARTICLE XIII

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Sellers as of the date hereof and as of the Closing Date as follows:

Section 13.1  Organization.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the Republic the Marshall Islands and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted.

Section 13.2  Authority.  (a) Buyer has the full legal capacity, right, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby; (b) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action taken on the part of the Buyer and no other corporate proceedings on the part of the Buyer is necessary to authorize this Agreement or to consummate the transactions contemplated hereby; and (c) this Agreement has been duly and validly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

Section 13.3  Consents and Approvals; No Violation.  Neither the execution and delivery of this Agreement by Buyer, nor the consummation of the transactions contemplated by this Agreement, nor the performance by Buyer of its obligations under this Agreement will (a) conflict with or result in any breach of any provision of the corporate organizational documents of the Buyer; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Body other than those which have been made or obtained; or (c) result in a default (or give rise to any right of termination, cancellation, consent or acceleration) under any of the terms, conditions or provisions of any Contract to which Buyer is a party or by which its assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained; or (d) violate any Order or Law applicable to Buyer or any of its assets.

Section 13.4  Validity.  There is no investigation, claim, proceeding or litigation of any type pending or, threatened to which Buyer is a party that (i) relates, or may relate, to the validity or enforceability of any of the Buyer's obligations under this Agreement or (ii) seeks (or reasonably might be expected to seek) (A) to prevent or delay the consummation by the Buyer of the transactions contemplated by this Agreement or (B) damages in connection with any such consummation.

Section 13.5  OceanFreight Shares.  At the Closing, the Buyer shall deliver 17,828,571 common shares of the Buyer and which such shares of Buyer common stock shall be issued free and clear of all Liens.

ARTICLE XIV

COVENANTS

Section 14.1  Conduct of Business Pending Closing.  Buyer and Seller agree that between the date of the execution of this Agreement and the Closing Date, (i) the Seller shall conduct the business and maintain and preserve the assets of the Seller in the ordinary course of business; (ii) the Buyer and the Seller shall use their reasonable efforts to cause all of the representations and warranties in Article III hereof to continue to be true and correct; and (iii) none of the Companies shall incur any debt without the Buyer's prior written approval.

Section 14.2  Further Assurances.  The Seller shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered to the Buyer such assignments or other instruments of transfer, assignment and conveyance, in form and substance reasonably satisfactory to Buyer, as shall be necessary to vest in Buyer all of the right, title and interest in and to the Shares undertaken to be sold to Buyer by the Seller pursuant to this Agreement, free and clear of all Liens, debts, dues and duties of whatsoever nature, and any other document reasonably requested by the Buyer in connection with this Agreement.

Section 14.3  Governmental Filings.  As promptly as practicable after the execution of this Agreement, each party shall, in cooperation with the other, file any reports or notifications that may be required to be filed by it under applicable law, if any.

Section 14.4  Further Consents.  After the Closing Date, the Seller shall obtain any consents or approvals or assist in any filings reasonably required in connection with the transactions contemplated hereby that are requested by Buyer and that have not been previously obtained or made.

Section 14.5  Public Announcements.  Neither party shall, without the prior approval of the other party, issue, or permit any of its partners, stockholders, directors, officers, employees, members, managers, agents to issue, any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby, except as may be required by Law or any Governmental Body to which the relevant party is accountable.

ARTICLE XV

INDEMNIFICATION

Section 15.1  Seller's Indemnity Obligations.  The Seller agrees to indemnify the Buyer against, and hold the Buyer harmless from and against, any amounts that arise from, are based on or relate or otherwise are attributable to (a) any error, inaccuracy, breach or misrepresentation in any of the representations and warranties made by or on behalf of the Seller in this Agreement, (b) any violation or breach by the Seller of or default by the Seller under the terms of this Agreement.  Buyer shall be entitled to recover its reasonable and necessary attorneys' fees and litigation expenses incurred in connection with successful enforcement of its rights under this Section 6.1.

Section 15.2  Buyer's Indemnity Obligations.  Buyer shall indemnify the Seller against, and hold the Seller harmless from and against, any and all amounts that arise from, are based on or relate or otherwise are attributable to (a) any error, inaccuracy, breach or misrepresentation in any of the representations and warranties made by or on behalf of the Buyer in this Agreement, (b) any violation or breach by the Buyer of or default by Buyer under the terms of this Agreement. The Seller shall be entitled to recover its reasonable and necessary attorneys' fees and litigation expenses incurred in connection with successful enforcement of its rights under this Section 6.2.

Section 15.3  Survival of Indemnity Obligation.  The rights and duties contained in this Article VI shall survive the Closing.

ARTICLE XVI

CONDITIONS TO CLOSING

Section 16.1  Conditions to Obligations of Buyer.  The obligations of the Buyer to consummate the transactions contemplated herein are subject, at the option of the Buyer, to satisfaction of the following conditions:

(a)  Compliance.  The Seller shall have complied with its covenants and agreements contained herein, and the representations and warranties contained in Article III hereof shall be true and correct in all material respects (except those representations and warranties qualified by materiality shall be true and correct in all respects) on the date hereof and as of the Closing Date.

(b)  Orders, Etc.  No action, suit or proceeding shall have been commenced or shall be pending or threatened, and no statute, rule, regulation or order shall have been enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Body or court that reasonably may be expected to prohibit consummation of the transactions contemplated by this Agreement.

(c)  Consents.  All consents and approvals required in connection with the execution, delivery and performance of this Agreement shall have been obtained.

Section 16.2  Conditions to Obligations of the Seller.  The obligations of the Seller to consummate the transactions contemplated herein are subject, at the option of the Seller, to satisfaction of the following conditions:

(a)  Compliance.  Buyer shall have complied with its covenants and agreements contained herein, and the representations and warranties contained in Article IV hereof shall be true and correct in all material respects (except those representations and warranties qualified by materiality shall be true and correct in all respects) on the date hereof and as of the Closing Date.

(b)  Orders, Etc.  No action, suit or proceeding shall have been commenced or shall be pending or threatened, and no statute, rule, regulation or order shall have been enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Body or court that reasonably may be expected to prohibit consummation of the transactions contemplated by this Agreement.

(c)  Consents.  All consents and approvals required in connection with the execution, delivery and performance of this Agreement shall have been obtained.

(d)  Counter Guarantee. On the Closing Date the Buyer shall deliver to Cardiff Marine Inc. a counter guarantee substantially in the form attached as Appendix A hereto in relation to the Payment Guarantee issued by Cardiff Marine Inc. to the Builder and dated 12th June 2010 guaranteeing the performance of the Owner under the Shipbuilding Contract.

ARTICLE XVII

TERMINATION

Section 17.1  Grounds for Termination.   This Agreement may be terminated at any time prior to the Closing Date:

(a)  By the mutual written agreement of the Buyer and the Seller;

(b)  By Buyer if any of the conditions set forth in Section 7.1 hereof shall have become incapable of fulfillment and shall not have been waived by Buyer;

(c)  By the Seller if any of the conditions set forth in Section 7.2 hereof shall have become incapable of fulfillment and shall not have been waived by the Seller;

(d)  By either party by written notice thereof to the other, if the Closing contemplated hereby shall not have been consummated on or before December 31, 2011 or such other date, if any, as the Buyer and the Seller shall agree upon in writing; or

(e)  By the Buyer or the Seller if the consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or Governmental Body having competent jurisdiction enjoining, restraining or otherwise preventing, or awarding substantial damages in connection with, or imposing a material adverse condition upon, the consummation of this Agreement or the transactions contemplated hereby; provided, however, that a party shall not be allowed to exercise any right of termination pursuant to this Section 8.1 if the event giving rise to such termination right shall be due to the negligent or willful failure of the party seeking to terminate this Agreement to perform or observe in any material respect any of the covenants or agreements set forth herein to be performed or observed by such party.

ARTICLE XVIII

GENERAL PROVISIONS

Section 18.1  Entire Agreement.  This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.  This Agreement may not be modified, amended or terminated except by a written instrument specifically referring to this Agreement signed by all the parties hereto.

Section 18.2  Waivers and Consents.  All waivers and consents given hereunder shall be in writing.  No waiver by any party hereto of any breach or anticipated breach of any provision hereof by any other party shall be deemed a waiver of any other contemporaneous, preceding or succeeding breach or anticipated breach, whether or not similar.  Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement.

Section 18.3  Notices.   All notices and other communications hereunder shall be in writing and shall be deemed to have been received only if and when (a) personally delivered, (b) on the fifth day after mailing, by mail, first class, postage prepaid or by certified mail return receipt requested, addressed in each case as follows (or to such other address as may be specified by like notice), (c) at the time receipt is acknowledged when delivered by private mail or courier service or (d) received by facsimile at the phone number listed below:

(a)  If to Buyer to:

c/o Poles Tublin Stratakis & Gonzalez
46 Trinity Place
New York, NY 10006
Tel: +1 212 943 0110
Fax: +1 212 269 9875

(b)  If to Seller to:

c/o Cefai & Associates
5/2 Merchant Street, Valletta
Malta VLT 10

Section 18.4  Assignments, Successors and No Third-Party Rights.   No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party; provided that the Buyer may assign its rights hereunder to any wholly-owned subsidiary. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties.

Section 18.5  Choice of Law; Resolution of Disputes.   This Agreement shall be governed by and construed under the laws of the State of New York without regard to choice of law principles.  All disputes, differences, controversies or claims arising out of or in connection with this Agreement shall be arbitrated in New York in the following manner.  One arbitrator is to be appointed by each of the parties hereto and the two appointed arbitrators shall appoint a third arbitrator.  Their decision or that of any two of them shall be final.  The arbitrators shall be commercial persons, conversant with shipping matters.  Such arbitration is to be conducted in accordance with the rules and on the terms current at the time when the arbitration proceedings are commenced and in accordance with the Society of Maritime Arbitrators, Inc.

Section 18.6  Construction; Section Headings.   The language used in this Agreement shall be deemed to be the language the parties hereto have chosen to express their mutual intent, and no rule of strict construction will be applied against any party hereto.  The section headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

Section 18.7  Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.

Section 18.8  Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

For the Buyers

By:   /s/ Demetris Nenes
Name: Demetris Nenes
Title:   Attorney-in-fact

For the Seller
By: /s/ Dr. Clarissa Cefai
Dr. Clarisa Cefai
Director
MARE SERVICES LIMITED
5/1 MERCHANTS STREET
VALLETA VLT 1171
Title:   Sole Director

SK 25754 0002 1184971 v5